UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: February 28, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NextTrip, Inc.
Full Name of Registrant:

Sigma Additive Solutions, Inc.
Former Name if Applicable:

3900 Paseo Del Sol
Address of Principal Executive Office (Street and Number)

Santa Fe, New Mexico 87507
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; effort or expense;;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NextTrip, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended February 29, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize certain of the disclosures in its Annual Report, as well as the financial statements to be filed as part of the Annual Report.

On December 29, 2023, the Company (then known as Sigma Additive Solutions, Inc.) entered into a Share Exchange Agreement (as amended, the “Share Exchange Agreement”) with NextTrip Holdings, Inc. (“NextTrip”), NextTrip Group, LLC, and William Kerby, as the NextTrip Representative, pursuant to which the Company acquired 100% of the outstanding equity interests of NextTrip (the “Acquisition”), with NextTrip continuing as a wholly-owned subsidiary of the Company. As consideration for the Acquisition, at closing the Company issued 156,007 restricted shares of its common stock, constituting 19.99% of its issued and outstanding shares of common stock immediately prior to execution of the Share Exchange Agreement, and agreed to issue up to an aggregate of 5,843,993 shares of common stock as further consideration upon NextTrip’s achievement of certain milestones set forth in the Share Exchange Agreement. The Acquisition closed on December 29, 2023. The Acquisition was accounted for as a reverse acquisition, with NextTrip being deemed the acquiring company for accounting purposes. Additionally, upon closing of the Acquisition, the Company adopted the fiscal year of NextTrip, resulting in a change in the Company’s fiscal year end from December 31 to February 28/29.

Not only did the foregoing Acquisition result in the Company having to consolidate the Company’s financial information into the financial statements of NextTrip and notes related thereto and change the reporting period for its fiscal year, but the Acquisition also resulted in a number of significant operational changes for the Company, including changes in the industries and geographies in which the Company operates, as well as changes in its management structure. This is the first annual report that certain operational information, including the results of operations of NextTrip, will be reflected in the Company’s audited financial statements and notes thereto, as well as other portions of the Annual Report.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its year-end reporting process, including the completion of the Company’s financial statements and the audit thereof, updating relevant disclosures to reflect changes to the Company’s business as a result of the Acquisitions, and completion of the procedures relating to management’s assessment of the effectiveness of internal controls, and the Company is therefore unable to file the Annual Report by May 29, 2024, the prescribed filing due date for the Annual Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Kerby	954	889-9779
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the financial condition, results of operations and cash flows of the Company and certain of its wholly-owned subsidiaries, all of which were acquired by the Company during the fiscal year ended February 29, 2024. In addition, in connection with the Acquisitions, the Company, which has historically provided in-process quality assurance solutions to the additive manufacturing industry, pivoted its business to enter into the travel industries. As a result of the reverse acquisition of NextTrip, the change in fiscal year end and the significant changes in the Company’s business during the fiscal year ended February 29, 2024, the Company’s results of operations for the fiscal year ended February 29, 2024 that will be included in the Annual Report will include significant changes when compared to the results of operations of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. However, due to the substantial changes in the business and operations of the Company in connection with the foregoing, and the continuing preparation and audit of the consolidated financial statements of the Company, the Company cannot, at this time, provide a reasonable estimate of the results of operations for the year ended February 29, 204..

Forward-Looking Statements

The Company’s expectations regarding the timing of the filing of its Annual Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s, or its independent registered public accounting firm’s, inability to complete the work required to file the Annual Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion; unanticipated changes being required in the Company’s reported operating results; additional uncertainties related to accounting issues generally; and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. Except to the extent required by applicable law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

NextTrip, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2024	NextTrip, Inc.

	By:	/s/ William Kerby
William Kerby
Chief Executive Officer